

August 6, 2013

<u>Via E-mail</u>
Gregory K. Hinckley
President, Chief Financial Officer
Mentor Graphics Corporation
8005 SW Boeckman Road
Wilsonville, OR 97070-7777

> **Re:** **Mentor Graphics Corporation**
> **Form 10-K for the Fiscal Year Ended January 31, 2013**
> **Filed March 15, 2013**
> **Form 10-Q for the Quarterly Period Ended April 30, 2013**
> **Filed June 5, 2013**
> **File No. 001-34795**

Dear Mr. Hinckley:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief